UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Kelly Beavers
   c/o Exabyte Corporation
   1685 38th Street
   Boulder, CO 80301

2. Date of Event Requiring Statement (Month/Day/Year)
   11/09/2001

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Exabyte Corporation
   EXBT

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other
   (specify below)
   Vice President, Marketing

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

<TABLE>
<CAPTION>

Table I -- Non-Derivative Securities Beneficially Owned			
1. Title of Security	2. Amount of Securities Beneficially Owned	3. Ownership Form: Direct(D) or Indirect(I)	4. Nature of Indirect Beneficial Ownership
<S>	<C>	<C>	<C>
Common	259,294	D	
Common	32,336	I	Children
Common	6,687	I	See Note 1

<CAPTION>

Table II -- Derivative Securitites Beneficially Owned

1.Title of Derivative Security	2.Date Exercisable and Expiration Date(Month/ Day/Year)		3.Title and Amount of Underlying Securities		4. Conversion or exercise price of derivative Security	5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Common (Right to buy)	See Note2	11/09/11	Common	150,000	$0.65	D	

</TABLE>

Explanation of Responses:

NOTE 1: Shares held by Ecrix Investors, LLC. Reporting person is the
         Manager of Ecrix Investors, LLC and disclaims beneficial
         ownership of such shares.
NOTE 2: Stock Option vests as to 50% immediately and 2% per month over
         13 months.

SIGNATURE OF REPORTING PERSON

/s/ Kelly Beavers

DATE

November 19, 2001
